UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2015

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

In connection with the Exchange Offers described in Item 8.01 below, Denbury Resources Inc. (the "Company") is providing the following information:

Although the Company has no plans to formally announce its 2016 capital budget until late-February 2016, based on 2016 oil futures prices as of mid-December 2015 and its projections at this time, the Company currently anticipates that its 2016 capital development budget, excluding acquisitions, will be between $250 million and $300 million, with the general intention of adjusting its capital spending with its level of cash flow.

The information furnished in this Item 7.01 shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission, whether or not filed under the Securities Act of 1933, as amended (the "1933 Act"), or the 1934 Act, regardless of any general incorporation language in any such document.

Statements contained in this Item 7.01 that state the Company's or its management's expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the 1933 Act and 1934 Act. It is important to note that the Company's 2016 capital expenditures could differ materially from those projected.

Section 8 – Other Events

Item 8.01 – Other Events

On December 21, 2015, the Company issued a press release regarding the commencement of private offers (the "Exchange Offers") to qualified institutional buyers or non-U.S. persons who hold its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange a portion of their Old Notes for up to $650.0 million aggregate principal amount of newly issued 7½% Senior Notes due May 15, 2022. The Exchange Offers are being made upon the terms and subject to the conditions set forth in the offering memorandum and the related letter of transmittal, each dated December 21, 2015. A copy of the press release is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated December 21, 2015.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: December 21, 2015   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated December 21, 2015.

Denbury

News

DENBURY ANNOUNCES OFFERS TO EXCHANGE OUTSTANDING SENIOR SUBORDINATED NOTES FOR NEW 7½% SENIOR NOTES DUE 2022

PLANO, TX – December 21, 2015 – Denbury Resources Inc. (NYSE: DNR) (“Denbury” or the “Company”) today announced the commencement of private offers (the “Exchange Offers”) to Eligible Holders (as defined below) of its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the “Old Notes”) to exchange a portion of their Old Notes for up to $650 million (such amount, the “Maximum Exchange Amount”) of newly issued 7½% Senior Notes due May 15, 2022 (the “New Senior Notes”). The New Senior Notes will be senior in right of payment to the portion of the Old Notes which remain outstanding after giving effect to the Exchange Offers and to any other current or future subordinated indebtedness of the Company. The Exchange Offers are being made upon the terms and subject to the conditions set forth in the offering memorandum (the “Offering Memorandum”) and the related letter of transmittal (the “Letter of Transmittal”), each dated December 21, 2015.

The Exchange Offers will expire at 11:59 p.m., New York City time, on January 20, 2016, unless extended or earlier terminated by the Company (the “Expiration Time”). For each $1,000 principal amount of Old Notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on January 7, 2016 (as it may be extended, the “Early Participation Time”), Eligible Holders will be eligible to receive the “Total Exchange Consideration” set forth in the table below, which includes the “Early Participation Premium”. For each $1,000 in principal amount of Old Notes validly tendered after the Early Participation Time, Eligible Holders will be eligible to receive only the “Exchange Consideration” set forth in the table below.

The following table sets forth the Exchange Consideration, Early Participation Premium and Total Exchange Consideration for each series of Old Notes:

Title of Old Notes	CUSIP Number	Principal Amount Outstanding	Principal Amount of New Senior Notes [1]		
			Exchange Consideration	Early Participation Premium	Total Exchange Consideration [2]
6⅜% Senior Subordinated Notes due 2021	247916AC3	$ 400,000,000	$ 600	$ 50	$ 650
5½% Senior Subordinated Notes due 2022	247916AD1	$ 1,250,000,000	$ 600	$ 50	$ 650
4⅝% Senior Subordinated Notes due 2023	24823UAH1	$ 1,200,000,000	$ 600	$ 50	$ 650

(1) For each $1,000 principal amount of Old Notes.
(2) Includes Early Participation Premium.

In addition to the Exchange Consideration or Total Exchange Consideration, as applicable, the Company will pay in cash accrued and unpaid interest on Old Notes accepted in the Exchange Offers from the last interest payment date applicable to, but not including the Settlement Date (as defined in the Offering Memorandum) for the Exchange Offers. Interest on the New Senior Notes will accrue from the Settlement Date.

The consummation of the Exchange Offers is subject to, and conditioned upon, the satisfaction or waiver of conditions set out in the Offering Memorandum and Letter of Transmittal, subject to the Company's right to amend or terminate any of the Exchange Offers prior to the Expiration Time. Tenders may be validly withdrawn at any time on or prior to 5:00 p.m., New York City time, on January 7, 2016, but not thereafter unless that date is extended by the Company or required by law. The Company may, but is not obligated to, increase the Maximum Exchange Amount without extending the Early Participation Time or reinstating withdrawal rights.

The Company will accept for exchange Old Notes validly tendered and not validly withdrawn at or before the Early Participation Time before it accepts any Old Notes tendered after the Early Participation Time. If Old Notes are validly tendered (and not validly withdrawn) by the Expiration Time in an aggregate principal amount that would require the issuance of New Senior Notes in an aggregate principal amount greater than the Maximum Exchange Amount, then only an aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) that results in the issuance of New Senior Notes in the Maximum Exchange Amount will be accepted for exchange on a pro rata basis for each tender in relation to the aggregate principal amount of Old Notes tendered in the Exchange Offers. No series of Old Notes will have priority over any other series of Old Notes to be exchanged pursuant to the Exchange Offers. If the aggregate principal amount of Old Notes validly tendered at or before the Early Participation Time constitutes an aggregate principal amount of Old Notes that, if accepted by the Company, would result in the Company issuing New Senior Notes having an aggregate principal amount equal to or in excess of the Maximum Exchange Amount, then the Company will not accept any Old Notes tendered for exchange after the Early Participation Time.

The New Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws. The New Senior Notes may not be offered or sold within the United States, absent registration or an applicable exemption from registration requirements. Documents relating to the Exchange Offers will only be distributed to "Eligible Holders" of Old Notes who complete and return an eligibility form confirming that they are either a "qualified institutional buyer" under Rule 144A or not a "U.S. person" under Regulation S as defined under applicable securities laws. The complete terms and conditions of the Exchange Offers, as well as the terms of the New Senior Notes, are described in the Offering Memorandum and Letter of Transmittal, copies of which may be obtained by Eligible Holders by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers, at (866) 470-4500 or (212) 430-3774 (banks and brokers) or by visiting http://gbsc-usa.com/eligibility/Denbury to complete the eligibility process.

This press release does not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is being issued pursuant to Rule 135c under the Securities Act.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

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DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
Ross M. Campbell, Manager of Investor Relations, 972.673.2825